Mail Stop 3561

June 29, 2009

Franklin N. Saxon
Chief Executive Officer
Culp, Inc.
1823 Eastchester Drive
Highpoint, NC 27265

        Re: **Culp, Inc.**
                Form 10-K for Fiscal Year Ended April 27, 2008
                Filed July 10, 2008
                File No. 1-12597

Dear Mr. Saxon:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director